BYLAWS

OF

RYCA MOTORS, INC.

_____

ARTICLE 1:   OFFICES

1.   PRINCIPAL OFFICE. The location of the corporation's principal executive office shall be as designated at the end of this paragraph. The Board of Directors may change the location of the principal executive office to any place within or outside of California. If the principal executive office is located outside of California and RYCA Motors, Inc. (hereinafter the "Company") has one or more business offices in California, the Board of Directors shall fix and designate a principal business office in California.

The principal executive office is located at:

RYCA Motors, Inc., 8044 Sorensen Ave., Santa Fe Springs, CA 90670

2.   OTHER OFFICES. Branch or subordinate offices may be established at any time and at any place by the Board of Directors.

ARTICLE 2:   SHAREHOLDERS

1.   PLACE OF MEETINGS/ANNUAL MEETING. Meetings of shareholders may be held at any place within or outside of California as designated by the Board of Directors and stated in the notice of the meeting. If no place is so specified, shareholders' meetings shall be held at the Company's principal executive office. Annual meetings of the shareholders shall be held on the date and time determined by the Board of Directors, unless the president of the corporation has sent timely notice of a different date or obtains a written waiver executed by all those entitled to notice. At this meeting, directors shall be elected and any other proper business within the power of the shareholders may be transacted.

2.   SPECIAL MEETINGS; HOW CALLED. A special meeting of the shareholders may be called at any time by any of the following: the Board of Directors, or one or more shareholders holding shares that in the aggregate are entitled to cast no less than 25 percent of the votes at that meeting. For special meetings called by anyone other than the Board of Directors, the person or persons calling the meeting shall make a request in writing to the president, or secretary, specifying a time and date for the proposed meeting (which is not less than 35 nor more than 60 days after receipt of the request) and the general nature of the business to be transacted. Within 20 days after receipt, the officer receiving the request shall cause notice to be given to the shareholders entitled to vote at the meeting and to the Company's legal counsel. The notice shall state that a meeting will be held at the time requested by the person(s) calling the meeting, and

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shall state the general nature of the business proposed to be transacted. The meeting shall be conducted by management. If notice is not given within 20 days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing in this paragraph shall limit the time or notice requirements for shareholder meetings called by the Board of Directors.

3.   NOTICE OF MEETINGS; TIME AND CONTENTS. Unless waived in writing by unanimous consent, notice of meetings of shareholders shall be sent or otherwise given not less than 10 nor more than 60 days before the meeting date. The notice shall specify the place, date, and hour of the meeting. It shall also state (a) for special meetings, the general nature of the proposed business, or (b) for annual meetings, those matters which the Board of Directors at the time of giving the notice intends to present for action by the shareholders. If directors are to be elected, the notice shall include the names of all nominees and persons whom the board intends to present for election, as of the date of the notice. The notice shall also state the general nature of any proposed action at the meeting to approve: (a) A transaction in which a director has a financial interest, within the meaning of Section 310 and Section 315(a) of the California Corporations Code; (b) an amendment of the Articles of Incorporation under Section 902 or adoption, amendment or repeal of the bylaws under Section 152 of the California Corporations Code; (c) adoption of a corporate stock purchase plan, stock option plan, or employee benefit plan that includes officers or directors; (d) indemnification of director, officer, employee or other agent; (e) a reorganization under Section 1201 of that Code; (f) A voluntary dissolution of the Company under Section 1900 of that Code; or (g) a distribution in dissolution that requires approval of the outstanding shares under Section 2007 of that Code.

The manner of giving notice and the determination of shareholders entitled to receive notice shall be in accordance with these bylaws.

4.   MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE. Notice of any shareholders' meeting shall be given either (a) personally, or (b) by first-class mail or by other written communication, addressed to the shareholder at the address appearing on the corporation's books or supplied by the shareholder for purposes of notice. If the Company has no such address for a shareholder, notice shall be either (a) sent by first-class mail addressed to the shareholder at the Company's principal executive office, or (b) published at least once in a newspaper of general circulation in the county where the Company's principal executive office is located. Notice is deemed to have been given at the time it was delivered personally, deposited in the mail, or sent by other means of written communication.

If any notice or report mailed to a shareholder at the shareholder's address (as specified in the preceding paragraph) is returned marked "unable to deliver" at that address, subsequent notices or reports shall be deemed to have been duly given without further mailing if the corporation holds the document available for the shareholder on written demand at its principal executive office for one year from the date on which the notice or report was sent to the other shareholders.

An affidavit, certificate, or declaration of mailing (or other authorized means of delivery) of any notice of shareholders' meeting, report, or other document sent to shareholders may be executed by the corporate secretary and filed in the corporation's minute book.

5.   ADJOURNED MEETINGS; NOTICE. Shareholders' meetings (either annual or special) may be adjourned from time to time by a vote of the majority of the shareholders represented at that meeting in person or by proxy, whether or not a quorum is present; however, in the absence of a quorum, no other business may be transacted, except as specifically authorized in these bylaws.

If a meeting is adjourned to another time or place, new notice is not required if the new time and place were announced at the original meeting, unless (a) the board sets a new record date for this purpose, or (b) the adjournment is for more than 45 days from the original meeting date, in which case the board must set a new record date. If a new record date is set, new notice shall be given to the shareholders of record as of that date, in the same manner as other notices of meetings. At an adjourned meeting, the corporation may transact any business that would be proper at the original meeting.

6.   WAIVER OF NOTICE OR CONSENT BY ABSENTEES. The transactions of any shareholders' meeting, either annual or special, however called and noticed and wherever held, shall be as valid as though they were had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if each person entitled to vote but not present at the meeting signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes. Shareholders' signatures may be obtained either before or after the meeting. The waiver of notice or consent need not specify either the intended business or the purpose of the meeting, except that if action is taken or proposed to be taken regarding any of the matters specified in Section 601(f) of the California Corporations Code (and listed above in the paragraph on contents of notices of shareholder meetings), the general nature of the action or proposed action must be stated in the waiver of notice or consent. All written waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Notice is also waived by a shareholder's attendance at the meeting, unless the shareholder at the beginning of the meeting objects to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance and failure to object to the validity of the meeting, however, does not constitute a waiver of any right to object expressly, at a meeting, to consideration of matters required by law to be included in the notice of the meeting which were not so included.

7.   ACTION BY WRITTEN CONSENT WITHOUT A MEETING. Any action that could be taken at an annual or special meeting of shareholders, except for the election of directors (see following paragraph), may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having at least the minimum number of votes necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voting.

Directors may be elected without a meeting only by the written consent of a majority of all shares entitled to vote for the election of directors, except that vacancies on the board (vacancies other than those caused by removal of a director) may be filled by the written consent of a majority of the outstanding shares entitled to vote.

All written consents shall be filed with the secretary of the Company and maintained in the corporate records. Anyone who has given a written consent may revoke it by a writing received by the secretary of the Company before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

Unless the consents of all shareholders entitled to vote have been solicited in writing, the secretary shall give prompt notice of any corporate action approved by the shareholders without a meeting by less than unanimous consent, to those shareholders entitled to vote who have not consented in writing. As to approvals required by California Corporations Code Section 310 (transactions in which a director has a financial interest), Section 317 (indemnification of corporate agents), Section 1152 (conversions), Section 1201 (corporate reorganization), or Section 2007 (certain distributions on dissolution), notice of the approval shall be given at least ten days before the consummation of any action authorized by the approval. Notice shall be given in the manner specified in these bylaws for notice of shareholders' meetings.

8.   RECORD DATE FOR SHAREHOLDER NOTICE AND VOTING.

a)   For purposes of determining the shareholders entitled to receive notice of and vote at a shareholders' meeting or give written consent to corporate action without a meeting, the board may fix in advance a record date that is not more than 60 days nor less than 10 days before the date of any such meeting, or not more than 60 days before any such action without a meeting.

b)   If no record date has been fixed:

i)   The record date for determining shareholders entitled to receive notice of and vote at a shareholders' meeting shall be the business day next preceding the day on which notice is given, or if notice is waived as provided in these bylaws, the business day next preceding the day on which the meeting is held;

ii)   The record date for determining shareholders entitled to give written consent to corporate action without a meeting shall be the day on which the action to be approved was taken by the board, or, if the board has not yet acted, the day on which the first written consent is given; and

iii)   The record date for any other purpose shall be as set forth in the section of these bylaws regarding record date for purposes other than notice and voting.

c)   A determination of shareholders of record entitled to receive notice of and vote at a shareholders' meeting shall apply to any adjournment of the meeting unless the board fixes a new record date for the adjourned meeting. However, the board shall fix a new record date if the adjournment is to a date more than 45 days after the date set for the original meeting.

d)   Except as otherwise required by law, only shareholders of record on the Company's books at the close of business on the record date shall be entitled to any of the notice and voting rights listed in subsection (a) of this section, notwithstanding any transfer of shares on the Company's books after the record date.

9.　QUORUM. Except as otherwise required by statute, the presence in person or by proxy of the holders of the following portion of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business:

a majority of the outstanding shareholder interests

The shareholders present at a duly called or held meeting at which a quorum was initially present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum; however, any action taken (other than adjournment) must be approved by at least a majority of the shares required to constitute a quorum.

10. VOTING. The Company shall determine the shareholders entitled to vote at any shareholders' meeting in accordance with bylaw provisions for record date, subject to Sections 702 through 704 of the California Corporations Code (concerning the voting of shares held by a fiduciary, a corporation, or joint owners). Except as otherwise provided by law or as otherwise provided in the Articles of Incorporation, each outstanding share shall be entitled to one vote on each matter submitted to a vote of the shareholders.

The shareholders may vote by voice vote or by ballot, except that if any shareholder so demands before the voting begins, any election for directors must be by ballot. On any matter other than the election of directors, a shareholder may vote part of his or her shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder does not specify the number of shares being voted, it will be conclusively presumed that the shareholder's vote covers all shares which that shareholder is entitled to vote.

If a quorum is present, the affirmative vote of a majority of the shares represented and voting, provided such affirmative vote also constitutes a majority of the number of shares required for a quorum, shall be the act of the shareholders unless the vote of a greater number or voting by classes is required by statute or by the Articles of Incorporation.

11. PROXIES. At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

12. VOTING TRUSTS. If any shareholders file a voting trust agreement with the Company, the Company shall take notice of its terms and trustee limitations; no voting trust shall be recognized unless it complies with law as to the trustee's license requirements and shareholder status, if any.

13. ELECTION INSPECTORS. Before any shareholders' meeting, the Board of Directors may appoint any persons other than nominees for office to act as election inspectors. If no election inspectors have been so appointed, the chairman of the meeting may, and on the request of any shareholder or shareholder's proxy shall, appoint election inspectors at the meeting. The

number of inspectors shall be either 1 or 3. If inspectors are appointed at the meeting on the request of one or more shareholders or their proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether 1 or 3 inspectors are to be appointed. If any inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and on the request of any shareholder or shareholder's proxy shall, appoint a person to fill that vacancy. These inspectors shall (a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; (b) receive votes, ballots, or consents; (c) hear and determine all challenges and questions in any way arising in connection with the right to vote; (d) count and tabulate all votes or consents; (e) determine when the polls shall close; (f) determine the result; and (g) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

ARTICLE 3: DIRECTORS

1.   ELIGIBILITY/POWERS.   The directors shall be elected at the annual meeting of the stockholders, except as provided elsewhere in these Bylaws, and each director elected shall hold office until his or her successor is elected and qualified, except as otherwise provided herein.

Subject to the provisions of the California Corporation's Code and any limitations in the Articles of Incorporation and these bylaws relating to actions requiring approval by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

Without prejudice to these general powers, and subject to the same limitations and requirements of law, the Board of Directors shall have the power to:

   a)   Select and remove all officers, agents, and employees of the Company; prescribe any powers and duties for them that are consistent with law, with the Articles of Incorporation, and with these bylaws; fix their compensation; and require from them faithful service;

   b)   Change the principal executive office or the principal business office in the State of California from one location to another; qualify the Company to do business in any other state, territory, dependency, or country; conduct business within or outside the State of California; and designate any place within or outside the State of California for the holding of any shareholders' meeting;

   c)   Adopt, make and use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificates;

   d)   Authorize the issuance of shares of corporate stock on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property actually received; and

e) Borrow money and incur indebtedness on behalf of the Company, and cause to be executed and delivered for the Company's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

2. NUMBER OF DIRECTORS. In accordance with Section 212 of the California Corporations Code, the authorized number of directors shall be not less than the minimum number nor more than the maximum number specified in this section, below. There must be a minimum of 1 director if there is one shareholder. If there are at least 3 shareholders, there must be a minimum of 3 directors.

The minimum and maximum numbers cannot be changed except by an amendment to these bylaws approved by a majority of the outstanding shares entitled to vote:

Minimum number: 2
Maximum number: 7

3. ELECTION AND TERM OF DIRECTORS. Directors shall be elected at each annual shareholders' meeting, to hold office until the next annual meeting. Election of directors by written consent without a meeting requires the unanimous written consent of the outstanding shares entitled to vote. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

No reduction of the authorized number of directors shall have the effect of removing any director before his or her term of office expires unless such reduction is in connection with the removal of such director as otherwise set forth in these bylaws.

4. VACANCIES. A vacancy in the Board of Directors shall be deemed to exist (a) if a director dies, resigns, or is removed by the shareholders or an appropriate court, as provided in Section 303 or Section 304 of the California Corporations Code; (b) if the Board of Directors declares vacant the office of a director who has been convicted of a felony or declared of unsound mind by an order of court; (c) if the authorized number of directors is increased; or (d) if at a shareholders' meeting the shareholders fail to elect the full authorized number of directors. Vacancies (except for those caused by a director's removal) may be filled by approval of the board, or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 of the Corporations Code, or (3) a sole remaining director. In the event that there is only one director on the board, and such director dies or is incapacitated, the officers of the Company may assume such responsibilities of the sole director until the shareholders elect a new director at which time the officers will resign from their director responsibilities, as interim directors, unless otherwise elected by the shareholders as the new directors.

Vacancies on the board caused by the removal of a director (except for vacancies created due to the death or incapacity of a board member or when the board declares the office of a director vacant as provided in clause (b) of the first paragraph of this section) may be filled only by the shareholders, either by majority vote of the shares represented and voting at a meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote.

Any director may resign effective on giving written notice to the chairman of the board, the president, the secretary, or the Board of Directors, unless the notice specifies a later effective date. If the resignation is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

Unless otherwise elected as an interim director, the term of office of a director elected to fill a vacancy shall run until the next annual shareholders' meeting, and the director shall hold office until a successor is elected and qualified.

5.   PLACE OF MEETINGS. In accordance with Section 212 of the California Corporations Code, regular meetings of the Board of Directors may be held at any place within or outside the State of California as designated from time to time by the board. In the absence of a designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board may be held at any place within or outside the State of California designated in the notice of the meeting, or if the notice does not state a place, at the principal executive office of the Company. Members of the Board may participate in any meeting, regular or special, through use of conference telephone, electronic video screen communication, or electronic transmission by and to the Corporation. Participation in a meeting through use of conference telephone or electronic video screen communication pursuant to this Paragraph 5 constitutes presence in person at that meeting as long as all members participating in the meeting are able to hear one another. Participation in a meeting through electronic transmission by and to the Corporation (other than conference telephone and electronic video screen communication) constitutes presence in person at that meeting if both of the following are true:

> (1) Each board member participating in the meeting can communicate with all of the other members concurrently.

> (2) Each member is provided the means of participating in all matters before the board, including the capacity to propose, or interpose an objection, to a specific action to be taken by the Corporation.

6.   ANNUAL DIRECTORS' MEETING. In accordance with Section 212 of the California Corporations Code, immediately after each annual shareholders' meeting, the Board of Directors shall hold a regular meeting at the same place or at any other place designated by the board, to elect officers and transact other necessary business as desired. Notice of this meeting shall not be required unless some place other than the place of the annual shareholders' meeting has been designated.

7.   OTHER REGULAR MEETINGS. Other regular meetings of the Board of Directors may be held without call at times to be fixed by the Board of Directors from time to time. Such regular meetings may be held without notice.

8. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called for any purpose or purposes at any time by the president, treasurer, or vice president, or any two directors.

Special meetings shall be held on 4 days' notice by mail or 48 hours' notice delivered personally or by telephone, fax, or email. Oral notice given personally or by telephone may be transmitted either to the director or to a person at the director's office who can reasonably be expected to communicate it promptly to the director. Written notice, if used, shall be addressed to each director at his or her address shown on the corporate records. The notice need not specify the purpose of the meeting, nor need it specify the place if the meeting is to be held at the principal executive office of the Company.

9. WAIVER OF NOTICE. Notice of a meeting, if otherwise required, need not be given to any director who (a) either before or after the meeting signs a waiver of notice or a consent to holding the meeting without being given notice, (b) signs an approval of the minutes of the meeting, or (c) attends the meeting without protesting the lack of notice before or at the beginning of the meeting. Waivers of notice or consents need not specify the purpose of the meeting. All such waivers, consents, and approvals of the minutes, if written, shall be filed with the corporate records or made a part of the minutes of the meeting.

10. QUORUM. Two-thirds of the authorized number of directors shall constitute a quorum for the transaction of business.

Except as otherwise required by California Corporations Code Section 310 (approval of contracts or transactions in which a director has a material financial interest), Section 311 (appointment of committees), and Section 317(e) (indemnification of directors), every act done or decision made by two-thirds of the directors present at a meeting duly held at which a quorum is present shall be deemed the act of the Board of Directors, unless a different requirement is imposed by the Articles of Incorporation.

A meeting at which a quorum was initially present may continue to transact business despite the withdrawal of directors, if the action taken is approved by at least two-thirds of the quorum required for that meeting.

11. ADJOURNMENT TO ANOTHER TIME OR PLACE. Whether or not a quorum is present, two-thirds of the directors present may adjourn any meeting to another time and place.

12. NOTICE OF ADJOURNED MEETING. Notice of the time and place of resuming an adjourned meeting need not be given if the adjournment is for 24 hours or less. If the adjournment is for more than 24 hours, notice of the new time and place shall be given, before the time set for resuming the meeting, to any directors who were not present at the time of adjournment, but need not be given to directors who were present at the time of adjournment.

13. ACTION WITHOUT A MEETING BY WRITTEN CONSENT. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the board individually or collectively consent in writing to that action. Any action by written

consent shall have the same effect as a unanimous vote of the Board of Directors. All such written consents shall be filed with the minutes of the proceedings of the Board of Directors.

14. COMPENSATION OF DIRECTORS. Directors and members of committees of the board may be compensated for their services, and shall be reimbursed for expenses as approved by a majority of the directors, as fixed by resolution of the Board of Directors. This section shall not preclude any director from serving the corporation as an officer, agent, employee, or in any other capacity, and receiving compensation for those services.

15. DIRECTORS' LIABILITY. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE 4: COMMITTEES

1. EXECUTIVE AND OTHER COMMITTEES OF THE BOARD. The Board of Directors, by resolution adopted by a majority of the authorized number of directors, may create one or more committees with the authority of the board ("board committees" or "committees of the board"), including an executive committee. Each board committee shall consist of two or more directors, and may have one or more alternate members, also directors. Appointment of members and alternate members requires the affirmative vote of a majority of the authorized number of directors. Committees of the board, to the extent provided in the board resolution establishing the committee, may be granted any or all of the powers and authority of the board except for the following:

a)   Approving any action for which the California Corporations Code also requires the approval of the shareholders or of the outstanding shares;

b)   Filling vacancies on the Board of Directors or any committee of the board;

c)   Fixing directors' compensation for serving on the board or a committee of the board;

d)   Adopting, amending, or repealing bylaws;

e)   Amending or repealing any resolution of the Board of Directors which by its express terms is not so amendable or repealable;

f)   Making distributions to shareholders, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

g)   Appointing other committees of the board or their members.

2. MEETINGS AND ACTIONS OF BOARD COMMITTEES. Meetings and actions of committees of the board shall be governed by the bylaw provisions applicable to meetings and actions of the Board of Directors as to place of meetings, regular meetings, special meetings, waiver of notice, quorum, adjournment, notice of adjournment, and action by written consent without a meeting, with such changes in the context of those bylaws as are necessary to substitute

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the committee and its members for the Board of Directors and its members, except that (a) the time of regular committee meetings may be determined either by resolution of the Board of Directors or by resolution of the committee; (b) special committee meetings may also be called by resolution of the Board of Directors; (c) notice of special committee meetings shall also be given to all alternate members; and (d) alternate members shall have the right to attend all meetings of the committee. The board may adopt rules, not inconsistent with the bylaws, for the governance of committees of the board.

3. NON-BOARD COMMITTEES. One or more committees without the power and authority of the board ("non-board" committees) may be created by board resolution, for investigative and other appropriate purposes. Membership on non-board committees is not limited to directors. To bind the Company, actions of non-board committees must be ratified by the Board of Directors.

ARTICLE 5: OFFICERS

1. OFFICERS; ELECTION; LICENSING OF OFFICERS AND TERM OF OFFICE. The officers of the corporation shall be elected annually by the Board of Directors, as hereinafter set forth, at the first meeting of the Board of Directors held after each annual meeting of shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer or agent shall not of itself create contract rights. The Company shall have a CEO, a CFO, COO, and a secretary, and may elect one or more vice-presidents. There may also be other officers as specified in the bylaws or designated by the board. Any number of offices may be held by the same person. The officers of the corporation (except for subordinate officers appointed in accordance with the provisions below) shall be elected annually by the Board of Directors. All officers shall serve at the pleasure of the board.

2. CEO. The CEO of the Company shall have general supervision, direction, and control over the Company's business and its officers, with all the general powers and duties of management usually vested in a corporation's CEO.

The CEO shall preside at all shareholders' meetings, and shall exercise and perform such other powers and duties as prescribed by the bylaws or by the Board of Directors.

3. SECRETARY. The secretary shall have the following duties:

    a) MINUTES. The secretary shall be present at and take the minutes of all meetings of the shareholders, the Board of Directors, and committees of the board. If the secretary is unable to be present, the secretary or the presiding officer of the meeting shall designate another person to take the minutes of the meeting. The secretary shall keep, or cause to be kept, at the principal executive office or such other place as designated by the

Board of Directors, a book of minutes of all meetings and actions of the shareholders, the Board of Directors, and committees of the board.

The minutes of each meeting shall state the following: The time and place of the meeting; whether it was regular or special; if special, how it was called or authorized; the notice given or waivers or consents obtained; the names of directors present at board or committee meetings; the number of shares present or represented at shareholders' meetings, and an accurate account of the proceedings.

b) RECORD OF SHAREHOLDERS. The secretary shall keep or cause to be kept, at the principal executive office or at the office of the transfer agent or registrar, a record or duplicate record of shareholders. This record shall show the names of all shareholders and their addresses, and the number and classes of shares held by each.

c) NOTICE OF MEETINGS. The secretary shall give notice, or cause notice to be given, of all shareholders' meetings, board meetings, and committee meetings for which notice is required by statute or by the bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the Company. The secretary shall maintain records of the mailing or other delivery of notices and documents to shareholders or directors, as prescribed by the bylaws or by the Board of Directors.

d) OTHER DUTIES. The secretary shall keep the seal of the Company, if any, in safe custody. The secretary shall have such other powers and perform such other duties as prescribed by the bylaws or by the Board of Directors.

4. CFO. The CFO, who may also be referred to as the chief financial officer, shall keep adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The CFO shall, as appropriate, (1) deposit corporate funds and other valuables in the Company's name and to its credit with depositories designated by the board; (2) disburse corporate funds as authorized by the board; (3) whenever requested by the board or the chief executive officer, render a statement of the Company's financial condition and an account of all transactions he or she has conducted as chief financial officer; and (4) exercise such other powers and perform such other duties as prescribed by the bylaws or by the Board of Directors.

The chief financial officer shall be deemed the treasurer for any purpose requiring action by the corporation's treasurer.

5. CHIEF OPERATING OFFICER. The Chief Operating Officer shall be charged with the oversight of operational matters of the Company.

6. VICE PRESIDENTS. There may be one or more vice presidents, as determined by the board. In the absence or disability of the president, his duties and responsibilities shall be carried

out by the vice presidents. When so acting, a vice president shall have all the powers of and be subject to all the restrictions on the president. Vice presidents shall have such other powers and perform such other duties as prescribed by the bylaws or assigned from time to time by the Board of Directors or the chief executive officer.

7.   SUBORDINATE OFFICERS. The Board of Directors may appoint, and may empower the president to appoint, subordinate officers as required by the corporation's business, whose duties shall be as provided in the bylaws or as determined from time to time by the Board of Directors or the president.

8.   REMOVAL AND RESIGNATION OF OFFICERS. Any officer chosen by the Board of Directors may be removed by the board at any time, with or without cause or notice. Subordinate officers appointed by persons other than the board may be removed at any time, with or without cause or notice, by the board or by the person by whom appointed. A removed officer shall have no claim against the Company or individual officers or board members arising from such removal (other than any rights he or she may have to monetary compensation or damages under an employment contract).

Any officer may resign at any time by giving the corporation written notice. Unless otherwise specified in the notice, resignations shall take effect on the date the notice is received, and acceptance of the resignation is not necessary to make it effective. An officer's resignation or its acceptance by the Company shall not prejudice any rights the Company may have to monetary damages under an employment contract.

9.   VACANCIES IN OFFICES. Vacancies in offices resulting from an officer's death, resignation, removal, disqualification, or any other cause shall be filled by the board or by the person, if any, authorized by the bylaws or the board to make an appointment to that office.

10. COMPENSATION. Salaries of officers and other shareholders employed by the Company shall be fixed from time to time by the Board of Directors or established under employment agreements approved by the Board of Directors. No officer shall be prevented from receiving this salary because he or she is also a director of the Company.

ARTICLE 6: INDEMNIFICATION

1.   INDEMNIFICATION OF AGENTS. The corporation, to the maximum extent permitted by the California Corporation's Code, shall have power to indemnify any of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding or potential proceeding arising out of the relationship, and to the maximum extent permitted by law, the corporation shall have power to advance the agent's reasonable defense expenses in any such proceeding. For the purposes of this section, "agent" means any person who is or was a director, officer, employee, or other agent of this corporation or its predecessor, and any person who is or was serving as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, at the request of this corporation or its predecessor; "proceeding" means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses"

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include but are not limited to attorneys' fees and any expenses of establishing a right to indemnification under this section.

ARTICLE 7:   RECORDS AND REPORTS

1.   SHAREHOLDER LISTS; INSPECTION BY SHAREHOLDERS. The corporation shall keep at its principal executive office or at the office of its transfer agent or registrar, as the board shall determine, a record of the names and addresses of all shareholders and the number and class of shares held by each.

A qualifying shareholder owning at least twenty five percent (25%) of the Company's outstanding stock may no more frequently than once per any twelve month period (a) inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours, on 5 days' prior written demand on the corporation; and/or (b) obtain from the Company's transfer agent, on written demand and tender of the transfer agent's usual charges for this service, a list of the names and addresses of shareholders entitled to vote for the election of directors and their shareholdings, as of the most recent date for which a record has been compiled or as of a specified date which is later than the date of demand, unless such inspection right is waived by shareholder at a later date. This list shall be made available within 5 days after demand or within 5 days after the specified later date as of which the list is to be compiled.

Notwithstanding the shareholder's statutory rights, the shareholder requesting inspection shall enter into a confidentiality agreement with Company at terms reasonably calculated to protect the interests of Company.

2.   MAINTENANCE OF BYLAWS. The Company shall keep at its principal executive office, or if its principal executive office is not in California, at its principal business office in written form or in a form capable of being converted into written form, the original or a copy of the bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the Company is outside of California and the Company has no principal business office in this state, the secretary shall, upon a shareholder's written request, furnish to that shareholder a copy of the bylaws as amended to date.

3.   MINUTES AND ACCOUNTING RECORDS. The minutes of proceedings of the shareholders, Board of Directors, and committees of the board, and the accounting books and records shall be kept at the principal executive office of the Company, or at such other place or places as designated by the Board of Directors in written form or in a form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection during usual business hours on the written demand of any shareholder or holder of a voting trust certificate, for a purpose reasonably related to the holder's interests in the corporation.

4.   INSPECTION BY DIRECTORS. Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Company and each of its subsidiary corporations. This inspection may be made

by the director in person or by an agent or attorney, and the right of inspection includes the right to copy and make extracts of documents.

5.   ANNUAL REPORT TO SHAREHOLDERS. Inasmuch as, and for as long as, there are less than 100 shareholders, the requirement of an annual report to shareholders referred to in Section 1501 of the California Corporations Code is expressly waived. However, nothing in this provision shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the shareholders, as the board considers appropriate.

6.   FINANCIAL STATEMENTS. The Company shall keep a copy of any annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets on file in its principal executive office for 12 months; these documents shall be exhibited (or copies provided) to shareholders at all reasonable times. If no annual report for the last fiscal year has been sent to shareholders, on written request of any shareholder made more than 120 days after the close of the fiscal year, the Company shall deliver or mail to the shareholder, within 30 days after receipt of the request, a balance sheet as of the end of that fiscal year and an income statement and statement of changes in financial position for that fiscal year.

A shareholder or shareholders holding 5 percent or more of the outstanding shares of any class of stock of the corporation may request in writing an income statement for the most recent three-month, six-month, or nine-month period (ending more than 30 days before the date of the request) of the current fiscal year, and a balance sheet as of the end of that period. If such documents are not already prepared, the chief financial officer shall cause them to be prepared and shall deliver them personally or by mail to the requesting shareholders within 30 days after the receipt of the request. A balance sheet, income statement, and statement of changes in financial position for the last fiscal year shall also be included, unless the Company has sent the shareholders an annual report for the last fiscal year.

7.   ANNUAL INFORMATION STATEMENT

   a)   Every year, during the calendar month in which the original Articles of Incorporation were filed with the California Secretary of State or during the preceding five calendar months, the corporation shall file a statement with the Secretary of State on the prescribed form, setting forth the authorized number of directors; the names and complete business or residence addresses of the president, the secretary, the treasurer, and any vice presidents; the street address of the principal executive office or principal business office in this state; a statement of the general type of business constituting the principal business activity of the Company, and a designation of the corporation's agent for service of process, all in compliance with Section 1502 of the Corporations Code of California.

   b)   Notwithstanding the provisions of paragraph (a) of this section, if there has been no change in the information contained in the Company's last annual statement on file in the Secretary of State's office, the Company may, in lieu of filing the annual statement, advise the Secretary of State, on the appropriate form, that no changes in the required information have occurred during the applicable period.

ARTICLE 8:   GENERAL CORPORATE MATTERS

1.   RECORD DATE FOR DIVIDENDS AND DISTRIBUTIONS. For purposes of determining the shareholders entitled to receive payment of dividends or other distributions or allotment of rights, or entitled to exercise any rights in respect of any other lawful action (other than voting at and receiving notice of shareholders' meetings and giving written consent of the shareholders without a meeting), the Board of Directors may fix in advance a record date not more than 60 nor less than 10 days before the date of the dividend payment, distribution, allotment, or other action. If a record date is so fixed, only shareholders of record at the close of business on that date shall be entitled to receive the dividend, distribution, or allotment of rights, or to exercise the other rights, as the case may be, notwithstanding any transfer of any shares on the corporate books after the record date, except as otherwise provided by statute.

If the Board of Directors does not so fix a record date in advance, the record date for these purposes shall be at the close of business on the later of (a) the day on which the Board of Directors adopts the applicable resolution or (b) the 60th day before the date of the dividend payment, distribution, allotment of rights, or other action.

2.   EXECUTING CONTRACTS AND INSTRUMENTS. The Board of Directors may authorize any of its officers or agents to enter into any contract or execute any instrument in the name of and on behalf of the Company. This authority may be general or it may be confined to one or more specific matters. No officer, agent, employee, or other person purporting to act on behalf of the Company shall have any power or authority to bind the Company in any way, pledge its credit, or render it liable for any purpose in any amount, unless that person was acting with authority duly granted by the Board of Directors as provided in these bylaws, or unless an unauthorized act was later ratified by the Company.

3.   SHARE CERTIFICATES. The Company shall not issue certificates for the sale of capital stock. Ownership of stock shall be evidenced by a stock purchase agreement signed by the Company and the shareholder.

4.   SHARES OF OTHER CORPORATIONS: HOW VOTED. If permitted by law, shares of other corporations standing in the name of the Company shall be voted by the chief executive officer or a person designated by the chief executive officer. If neither of them is able to act, the shares may be voted by a person designated by the Board of Directors. The authority to vote shares includes the authority to execute a proxy in the corporation's name for purposes of voting the shares.

5.   REIMBURSEMENT OF NONDEDUCTIBLE COMPENSATION. If all or part of the compensation, including expenses, paid by the Company to a director, officer, employee, or agent is finally determined not to be allowable to the Company as a federal or state income tax deduction, the director, officer, employee, or agent to whom the payment was made shall repay upon demand to the Company the amount disallowed. The Board of Directors shall enforce repayment of each such amount disallowed by the taxing authorities.

6.   CONSTRUCTION AND DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in Sections 100 through 195 of the California Corporations Code shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes a corporation and a natural person.

7.   TRANSFER RESTRICTIONS; RIGHT OF FIRST REFUSAL. Transfers of shares of the corporation shall be made only on the books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of succession, assignment, or authority to transfer, or by his or her attorney thereto authorized by power of attorney duly executed and filed with the secretary of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation. The shares shall be subject to a right of first refusal pursuant to the terms of the shareholder's stock purchase agreement.

ARTICLE 9:   AMENDMENTS

1.   AMENDMENT OF ARTICLES OF INCORPORATION. Unless otherwise provided under California Corporations Code Sections 900 through 911, amendments to the Articles of Incorporation may be adopted if approved by the board and approved by a majority of the outstanding shares entitled to vote, either before or after approval by the board. An amendment to the Articles of Incorporation shall be effective as of the date that the appropriate certificate of amendment is filed with the Secretary of State.

2.   AMENDMENT OF BYLAWS. Except as otherwise required by law or by the Articles of Incorporation, these bylaws may be amended or repealed, and new bylaws may be adopted, by the Board of Directors or by a majority of the outstanding shares entitled to vote.

CERTIFICATE OF CORPORATE SECRETARY

I, Casey Stevenson, do hereby certify that I am the duly elected and qualified Secretary and the keeper of the records of a California Corporation, and that the above is a true and correct original of the Bylaws duly adopted at a meeting of the Board of Directors thereof, convened and held in accordance with law on April ___, 2020 and such Bylaws are now in full force and effect.

IN WITNESS WHEREOF, I have affixed my name as Secretary.

DocuSigned by:

991498E6159E4FE...

Casey Stevenson
Secretary